Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.:  333-139745

Final Term Sheet

Dated February 28, 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may contact the underwriter, UBS Investment Bank, at (212) 821-3884 to request that a prospectus be mailed to you.

The information in this Issuer Free Writing Prospectus and Final Term Sheet supplements the information contained in Eagle Bulk Shipping Inc.’s Preliminary Prospectus Supplement dated February 28, 2007 and the accompanying Prospectus dated January 9, 2007.

Issuer:	Eagle Bulk Shipping Inc.
Common Shares offered:	5,400,000
Over-allotment option:	810,000
Price to the public:	$18.95
Net proceeds to the Company:	$99,900,000 (assuming no exercise of over-allotment) $114,885,000 (assuming full exercise of over-allotment option)
Common Shares outstanding after the offering :	41,300,001 (assuming no exercise of over-allotment option) 42,110,001 (assuming full exercise of over-allotment option)

Total Shareholder’s Equity after giving effect to this offering: (assuming no exercise of over-allotment option)	$421,276,000
Total Capitalization after giving effect to this offering: (assuming no exercise of over-allotment option)	$661,251,000

Expected settlement date:	March 6, 2007.